                                                                 Morgan Stanley
                                                                 Charter Series

      May 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 28, 2004.

                                                          Issued: June 30, 2004

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                             INCEPTION-  COMPOUND
                                                                                              TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003    2004     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %       %         %          %
------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --     (4.2)  16.3     5.4      17.4       10.1
                                                                     (3 mos.)       (5 mos.)
------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8  (3.3)   29.1   (5.1)  (11.9)     82.5        6.1
                 (10 mos.)                                                          (5 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0   9.7    36.8   16.1    (6.3)    105.0       14.6
                                               (10 mos.)                            (5 mos.)
------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6)  (10.4)     (0.4)      (0.1)
                                               (10 mos.)                            (5 mos.)
------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
May 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of May 31, 2004 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $11.74    -0.90%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $18.25    -3.71%
  ---------------------------------------------------------------------------
  Charter Graham                                          $20.50    -3.99%
  ---------------------------------------------------------------------------
  Charter Millburn                                         $9.96    -2.19%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                     Month ended           YTD ended
                    May 31, 2004          May 31, 2004
                 ------------------    ------------------
Currencies            -0.15%                 3.98%
Interest Rates         0.39%                 7.77%
Stock Indices         -1.12%                -1.87%
Energies               0.60%                 2.68%
Metals                -0.08%                -0.18%

Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global stock index markets, long positions in Japanese and European equity index futures resulted in losses as equity prices were negatively impacted by geopolitical concerns relating to Iraq, surging energy prices and weaker-than-expected economic data.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were recorded from long futures positions in crude oil and its related products as oil prices surged past $41 a barrel, reaching 21-year highs, amid fears concerning potential terrorist attacks on Saudi Arabian oil facilities and disruptions in Iraqi oil production and distribution.

.. In the global interest rate sector, gains were experienced from short positions in U.S. interest rates futures as prices moved lower early in the month after the release of a strong U.S. jobs report.

CHARTER MSFCM

                                    [CHART]

                       Month ended             YTD ended
                      May 31, 2004           May 31, 2004
                    -----------------      -----------------
Currencies               -5.44%                -13.15%
Interest Rates           -0.68%                  1.41%
Stock Indices            -0.52%                 -0.22%
Energies                  4.40%                  3.68%
Metals                   -1.52%                 -0.77%



Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, long positions in the euro versus the British pound incurred losses as the value of the euro moved lower against the pound following the Bank of England's decision to raise interest rates. Additional losses were experienced from long U.S. dollar positions against the Japanese yen, euro and Singapore dollar as the value of the U.S. dollar reversed lower due to increased geopolitical concerns, surging energy prices and weaker-than-expected economic data late in the month.

.. In the metals markets, short positions in aluminum and copper resulted in losses as base metals prices strengthened due to a weaker U.S. dollar, fears of potential terrorist attacks and news of still strong demand from Asia.

.. Within the global interest rate markets, short positions in Japanese interest rate futures incurred losses as prices were pushed higher by the Bank of Japan's decision to maintain current interest rate levels and strong results from an auction of Japanese Government bonds.

.. In the global stock index markets, long positions in U.S. equity index futures resulted in losses during the month as global equity prices were negatively impacted by geopolitical concerns and expanding energy prices.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were achieved from long futures positions in crude oil as prices surged past $41 a barrel, reaching 21-year highs, amid fears of potential terrorist attacks against Saudi Arabian oil facilities and disruptions in Iraqi oil production. Additional gains were generated from long positions in natural gas futures as prices strengthened due to higher crude oil prices and news of a decrease in supply as reported by the Energy Information Administration.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                   May 31, 2004         May 31, 2004
                 ------------------    ------------------
Currencies            -1.55%               -4.82%
Interest Rates         0.02%               -0.67%
Stock Indices         -2.24%               -1.25%
Energies               1.13%                3.74%
Metals                -0.40%                1.07%
Agriculturals         -0.40%                0.37%










Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global stock index markets, long positions in Japanese and European equity index futures resulted in losses early in the month as prices were negatively impacted by geopolitical concerns relating to Iraq and surging energy prices.

.. In the currency markets, short positions in the Japanese yen, New Zealand dollar and Canadian dollar against the U.S. dollar resulted in losses as the value of the U.S. dollar declined on the aforementioned reasons relating to geopolitical concerns and higher energy prices. Weaker-than-expected economic data late in the month also weighed on the dollar.

.. In the metals markets, short positions in nickel futures resulted in losses later in the month as base metals prices strengthened due to a weak U.S. dollar, fears of potential terrorist attacks, and news of strong demand continuing from Asia.

.. Within the agricultural markets, long futures positions in wheat generated losses as prices declined due to heavy speculative selling and U.S. Department of Agriculture reports forecasting an increase in soybean supply.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were recorded from long futures positions in crude oil and its related products. Crude oil prices surged past $41 a barrel, reaching 21-year highs, amid fears of potential terrorist attacks on Saudi Arabian oil facilities and disruptions in Iraqi oil production. Additional gains were generated from long positions in natural gas futures as prices strengthened due to higher crude oil prices and news of a decrease in supply as reported by the Energy Information Administration.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            YTD ended
                    May 31, 2004          May 31, 2004
                  -----------------     -----------------
Currencies              -0.94%               -10.16%
Interest Rates          -0.93%                 3.10%
Stock Indices           -1.79%                -2.12%
Energies                 2.85%                 2.78%
Metals                  -0.25%                -0.67%
Agriculturals           -0.43%                 0.10%










Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global stock index markets, long positions in Japanese and European equity index futures resulted in losses during the first half of the month as equity prices were negatively impacted by geopolitical concerns relating to Iraq and surging energy prices.

.. In the currency markets, short positions in the Singapore dollar and euro against the U.S. dollar resulted in losses as the value of the U.S. dollar declined on the aforementioned reasons relating to geopolitical concerns, higher energy prices and weak economic data late in the month.

.. Within the global interest rate markets, short positions in European interest rate futures experienced losses in late May when prices moved higher, as these markets were also affected by geopolitical concerns, expanding energy prices and weaker-than-expected economic data.

.. In the agricultural markets, long futures positions in corn generated losses as prices declined due to weak grain prices caused by forecasts for increased soybean-supply.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. Within the energy markets, gains were recorded from long futures positions in unleaded gasoline and crude oil. Crude oil prices surged past $41 a barrel, reaching 21-year highs, amid fears of potential terrorist attacks against Saudi Arabian oil facilities and disruptions in Iraqi oil production and distribution. Additional gains were generated from long positions in natural gas futures as prices strengthened due to higher crude oil prices and news of a decrease in supply as reported by the Energy Information Administration.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED MAY 31, 2004 (UNAUDITED)

                                   Morgan Stanley              Morgan Stanley               Morgan Stanley
                                Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                             --------------------------  --------------------------  ---------------------------
                                          Percentage of               Percentage of                Percentage of
                                           May 1, 2004                 May 1, 2004                  May 1, 2004
                                            Beginning                   Beginning                    Beginning
                               Amount    Net Asset Value   Amount    Net Asset Value    Amount    Net Asset Value
                             ----------  --------------- ----------  --------------- -----------  ---------------
                                 $              %            $              %             $              %
REVENUES
Trading profit (loss):
Realized                        409,723        .22       (6,251,852)      (3.18)      (6,318,292)      (1.80)
Net change in unrealized       (835,602)      (.46)         146,529         .07       (5,509,675)      (1.57)
                             ----------       ----       ----------       -----      -----------       -----
   Total Trading Results       (425,879)      (.24)      (6,105,323)      (3.11)     (11,827,967)      (3.37)
Interest income (Note 2)        131,609        .07          157,455         .08          241,781         .07
                             ----------       ----       ----------       -----      -----------       -----
   Total Revenues              (294,270)      (.17)      (5,947,868)      (3.03)     (11,586,186)      (3.30)
                             ----------       ----       ----------       -----      -----------       -----
EXPENSES
Brokerage fees (Note 2)         952,862        .52        1,024,991         .52        1,825,704         .52
Management fees (Note 2 & 3)    404,012        .21          327,996         .16          584,225         .17
                             ----------       ----       ----------       -----      -----------       -----
   Total Expenses             1,356,874        .73        1,352,987         .68        2,409,929         .69
                             ----------       ----       ----------       -----      -----------       -----
NET LOSS                     (1,651,144)      (.90)      (7,300,855)      (3.71)     (13,996,115)      (3.99)
                             ==========       ====       ==========       =====      ===========       =====

                                   Morgan Stanley
                                Charter Millburn L.P.
                             --------------------------
                                          Percentage of
                                           May 1, 2004
                                            Beginning
                               Amount    Net Asset Value
                             ----------  ---------------
                                 $              %
REVENUES
Trading profit (loss):
Realized                      1,893,167        2.92
Net change in unrealized     (2,923,004)      (4.50)
                             ----------       -----
   Total Trading Results     (1,029,837)      (1.58)
Interest income (Note 2)         51,899         .08
                             ----------       -----
   Total Revenues              (977,938)      (1.50)
                             ----------       -----
EXPENSES
Brokerage fees (Note 2)         338,019         .52
Management fees (Note 2 & 3)    108,165         .17
                             ----------       -----
   Total Expenses               446,184         .69
                             ----------       -----
NET LOSS                     (1,424,122)      (2.19)
                             ==========       =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED MAY 31, 2004 (UNAUDITED)

                            MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                 ------------------------------------  ------------------------------------  ----------------------------
                      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                 --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                      $          $                          $          $                          $

Net Asset Value,
 May 1, 2004     15,448,151.957  182,949,439   11.84   10,383,200.938  196,798,260   18.95   16,417,720.485  350,535,257
Net Loss               --         (1,651,144)   (.10)        --         (7,300,855)   (.70)        --        (13,996,115)
Redemptions         (82,561.538)    (969,272)  11.74     (159,003.595)  (2,901,816)  18.25     (106,012.689)  (2,173,260)
Subscriptions     1,639,514.293   19,247,897   11.74      510,376.398    9,314,369   18.25    1,084,526.228   22,232,788
                 --------------  -----------           --------------  -----------           --------------  -----------

Net Asset Value,
 May 31, 2004    17,005,104.712  199,576,920   11.74   10,734,573.741  195,909,958   18.25   17,396,234.024  356,598,670
                 ==============  ===========           ==============  ===========           ==============  ===========

                                    MORGAN STANLEY
                                 CHARTER MILLBURN L.P.
                 -------- ----------------------------------
                 PER UNIT     UNITS        AMOUNT    PER UNIT
                 -------- -------------  ----------  --------
                    $                        $          $

Net Asset Value,
 May 1, 2004      21.35   6,374,568.224  64,899,605   10.18
Net Loss           (.85)        --       (1,424,122)   (.22)
Redemptions       20.50    (463,721.738) (4,618,669)   9.96
Subscriptions     20.50     173,820.990   1,731,257    9.96
                          -------------  ----------

Net Asset Value,
 May 31, 2004     20.50   6,084,667.476  60,588,071    9.96
                          =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.

  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.

  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

Date. Units redeemed after the last day of the twelfth month and on/or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.

  Demeter, on behalf of Charter MSFCM and itself, entered into a management agreement with MSFCM to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to MSFCM.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.

  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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                                     PAID
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                    825 Third Avenue, 9/th/ Floor
                    New York, NY 10022



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